UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period of February 2008

Commission File Number: 0-51212

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(Translation of registrant's name into English)

JET GOLD CORP.

Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated February 15, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2008	Jet Gold Corp. Signed: Robert L. Card ----------------------------------- Name: Robert L. Card, Title: President

Jet Gold Corp

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

Private Placement

February 15, 2008 – Robert L. Card, President of Jet Gold Corp. (the “Company”) (TSXV.JAU), is pleased to announce that a non-brokered private placement of 3,200,000 units at a price of $0.15 per unit, to raise gross proceeds of $480,000.00 has been negotiated.  The financing is composed of 1,000,000 flow-through units and 2,200,000 regular units.  Each unit is composed of one share and one share purchase warrant exercisable at $0.25 cents per share for two years.

A finder’s fee may be payable in connection with this placement.

The offering and finder’s fee are subject to completion and execution of appropriate documentation and acceptance for filing by the TSX Venture Exchange.

The funds are principally earmarked for further development and drilling of the Company’s Naskeena Coal project as well as general working capital.

On behalf of the Board of Directors

Jet Gold Corp

“Robert L. Card”

Robert L. Card

President

Investor Contact:

Robert L. Card, President

604-687-7828 - 1-888-687-7828

Fax 604-687-7848

email: jetgoldcorp@shaw.ca

www.jetgoldcorp.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

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